U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                                 ---------------
                            NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                      0-17250
                                                                 ---------------
                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                   285296 20 8
                                                                 ---------------
(Check One):

    [ ]Form 10-K and Form 10-KSB [X]Form 20-F [ ]Form 11-K [ ]Form 10-Q and
                            Form 10-QSB [ ]Form N-SAR

     For Period Ended: December 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:  Not Applicable

--------------------------------------------------------------------------------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

--------------------------------------------------------------------------------
Part I--Registrant Information
--------------------------------------------------------------------------------

     Full Name of Registrant: Electrocon International Inc.

     Former Name if Applicable: Not Applicable

     Address of Principal Executive Office:

            Prosperity Centre
            8/F, Block B
            77 Container Port Road
            Kwai Chung
            New Territories, Hong Kong

--------------------------------------------------------------------------------
Part II--Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III--Narrative
--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 1998 within the prescribed period because the Registrant's auditors have been unable to complete the audit . The Registrant is, therefore, unable to complete the preparation and filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 1998, within the prescribed period.

--------------------------------------------------------------------------------
Part IV--Other Information
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter, Esq.         (303)                   292-3883
     ----------------------------------------------------------------------
             (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Selected Statement of Operations Data(1) (2)
                            (Stated in U.S. Dollars)

                                          Year Ended      Year Ended
                                         Dec. 31, 1997   Dec. 31, 1998
                                         -------------   -------------
                                           (Audited)      (Unaudited)

         Net Revenues                    $ 29,086,564    $ 22,329,913

         Cost of Sales                   $ 25,811,706    $ 18,811,935

         Gross Profit on Sales           $  3,274,858    $  3,517,978

         Operating Expenses              $  3,502,226    $  3,548,441

         Income/(Loss) from
            Operations                   $   (227,368)   $    (30,462)

         Interest Income                 $    229,252    $    224,438

         Interest Expense                $   (461,329)   $   (537,310)

         Share of Losses of an
            Affiliated Company           $    (37,475)   $    (40,961)

         Other Income                    $    151,115    $     26,778

         Income (Loss) before
            Income Taxes                 $   (345,805)   $   (357,517)

         Provision for/(Benefits From)
            Income Taxes                 $     21,041    $    (52,497)

         Net Income (Loss)               $   (366,846)   $   (305,020)


--------------------------

(1) Reported in accordance with United States generally accepted accounting principles ("GAAP").

(2) Income and expenses are translated into United States dollars at the average rate of exchange in effect during the period. The exchange rate has remained fixed at HK$7.80 to US$1.00 since 1983.

                          ELECTROCON INTERNATIONAL INC.
                          -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 30, 1999                                By: /S/ Edward Ting
-------------------                                   --------------------------
                                                      Edward Ting, President




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.